Exhibit 4.29

Equity Interest Pledge Agreement

This Equity Interest Pledge Agreement (this “Agreement”) has been executed by and among the following parties on December 8, 2021 in Beijing, the People’s Republic of China (“China” or “PRC”).

Party A:	Beijing Absolute Health Co., Ltd. (hereinafter the “Pledgee”), a limited liability company established and existing under the laws of the PRC, with its registered address at 201, 2nd Floor, Tower C, No. 2, Lize 2nd Middle Park, Chaoyang District, Beijing.

Party B:	Party C’s all shareholders as listed in Annex I of this Agreement (Herein- after referred to individually as “Pledgor”, collectively as “Pledgors”); and

Party C:	Beijing Guangmu Weichen Technology Co., Ltd., a limited liability company established and existing under the laws of the PRC, with its registered address at 231 South, No. 2202 B, 2nd Floor, Building No. 1, No. 208, Lize 1st Middle Park, Chaoyang District, Beijing.

In this Agreement, each of Pledgee, Pledgors and Party C shall be referred to individually as a “Party”, collectively as the “Parties”.

Whereas:

1.

Pledgors are the registered shareholders of Party C and lawfully hold all the equity of Party C. As of the effective date of this Agreement, Party C’s ownership structure is as shown in Annex I hereto. Party C is a limited liability company registered in Beijing, China. Party C acknowledges the respective rights and obligations of Pledgors and Pledgee under this Agreement, and intends to provide any necessary assistance in registering the Pledge;

2.

Pledgee is a wholly foreign owned enterprise registered in China. Pledgee and Party C which is wholly owned by the Pledgors have executed an Exclusive Business Cooperation Agreement (as defined below) in Beijing; Pledgee, Pledgors and Party C have executed an Exclusive Option Agreement (as defined below); each Pledgor has executed a Power of Attorney (as defined below) in favor of Pledgee.

3.

To ensure that Party C and Pledgors fully perform their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Power of Attorney, each Pledgor hereby pledges to the Pledgee all of the equity interest that such Pledgor holds in Party C as security for fulfillment by Party C and Pledgors of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and the Power of Attorney .

To perform the provisions of the Transaction Documents (as defined below), the Parties have mutually agreed to execute this Agreement upon the following terms.

Section 1 Definitions

Unless otherwise provided herein, the terms below shall have the following meanings:

1.1

Pledge: shall refer to the security interest granted by Pledgors to Pledgee pursuant to Section 2 of this Agreement, i.e., the right of Pledgee to be compensated on a preferential basis with the conversion, auction or sales price of the Equity Interest.

1.2

Equity Interest: shall refer to all equity interests in Party C lawfully owned by Pledgors as of the date of this Agreement (for details of Equity Interest of each Pledgor, please refer to Annex I), and all of the equity interests hereafter acquired by Pledgors in Party C.

1.3	Term of Pledge: shall refer to the term set forth in Section 3 of this Agreement.

1.4

Transaction Documents: the Exclusive Business Cooperation Agreement executed on December 8, 2021 (“Exclusive Business Cooperation Agreement”) by and between Party C and Pledgee; the Exclusive Option Agreement executed on December 9, 2021 (“Exclusive Option Agreement”) by and among Party C, Pledgors and Pledgee and the Power of Attorney executed by the Pledgors on December 8, 2021 (“Power of Attorney”), and any modification, amendment and/or restatement to the aforementioned documents.

1.5

Contract Obligations: shall refer to all the obligations of Pledgors under the Exclusive Option Agreement, the Loan Agreement, the Power of Attorney and this Agreement; all the obligations of Party C under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, the Loan Agreement and this Agreement.

1.6

Secured Indebtedness: shall refer to all the direct, indirect and derivative losses and losses of anticipated profits, suffered by Pledgee, incurred as a result of any Event of Default. The amount of such loss shall be calculated in accordance with the reasonable business plan and profit forecast of Pledgee, the consulting and service fees payable to Pledgee under the Exclusive Business Cooperation Agreement, all expenses occurred in connection with enforcement by Pledgee of Pledgors’ and/or Party C’s Contract Obligations and etc..

1.7	Event of Default: shall refer to any of the circumstances set forth in Section 7 of this Agreement.

1.8	Notice of Default: shall refer to the notice issued by Pledgee in accordance with this Agreement declaring an Event of Default.

Section 2 The Pledge

2.1

Pledgors agree to pledge all the Equity Interest as security for performance of the Contract Obligations and payment of the Secured Indebtedness under this Agreement. Party C hereby assents that Pledgors pledge the Equity Interest to the Pledgee pursuant to this Agreement.

2.2

During the term of the Pledge, Pledgee is entitled to receive dividends distributed on the Equity Interest. Pledgors may receive dividends distributed on the Equity Interest only with prior written consent of Pledgee. Dividends received by Pledgors on Equity Interest after deduction of individual income tax paid by Pledgors shall be, as required by Pledgee, (1) deposited into an account designated and supervised by Pledgee and used to secure the Contract Obligations and pay the Secured Indebtedness prior and in preference to any other payment; or (2) unconditionally donated to Pledgee or any other person designated by Pledgee to the extent permitted under applicable PRC laws.

2.3

Pledgors may subscribe for capital increase in Party C only with prior written consent of Pledgee. Any equity interest obtained by Pledgors as a result of such Pledgors’ subscription of the increased registered capital of Party C shall also be deemed as Equity Interest.

2.4

In the event that Party C is required by PRC law to be liquidated or dissolved, any interest distributed to Pledgors upon Party C’s dissolution or liquidation shall, upon the request of the Pledgee, be (1) deposited into an account designate and supervised by Pledgee and used to secure the Contract Obligations and pay the Secured Indebtedness prior and in preference to any other payment; or (2) unconditionally donated to Pledgee or any other person designated by Pledgee under the premise of compliance with applicable PRC laws.

Section 3 Term of Pledge

3.1

The Pledge shall become effective on such date when the pledge of the Equity Interest contemplated herein has been registered with relevant administration for market regulation (the “AMR”), and thereafter shall be continuously valid until all Contract Obligations have been fulfilled and all Secured Indebtedness have been repaid up. Pledgors and Party C shall (a) register the Pledge hereof in the shareholders’ register of Party C within 3 business days following the execution of this Agreement, and (b) fulfill the registration of the Pledge hereof at AMR as soon as possible following the execution of this Agreement. The Parties jointly confirm that for the purpose of registering the Pledge with the AMR, the Parties and other shareholders of Party C shall, submit a copy of this Agreement or an equity pledge agreement executed in the form required by the local AMR where Party C resides which shall truly reflect the information of the Pledge hereunder (the “AMR Equity Pledge Agreement”) to the AMR. Where there is any inconsistency between AMR Equity Pledge Agreement and this Agreement and Transaction Documents, this Agreement and Transaction Documents shall prevail. Pledgors and Party C shall submit all necessary documents and complete all necessary procedures, pursuant to the PRC laws and regulations and the requirements of relevant AMR, to ensure that the Pledge shall be registered as soon as possible after filing.

3.2

During the Term of the Pledge, in the event the Pledgors and/or Party C fail to perform the Contract Obligations or pay Secured Indebtedness, the Pledgee shall have the right, but not the obligation, to exercise the Pledge in accordance with the provisions of this Agreement.

Section 4 Custody of Records for Equity Interest subject to Pledge

4.1

During the Term of the Pledge set forth in this Agreement, the Pledgors shall deliver to the Pledgee’s custody the capital contribution certificate for the Equity Interest and the shareholders’ register containing the Pledge within one week from the execution of this Agreement. The Pledgee shall have custody of such documents during the entire Term of the Pledge set forth in this Agreement.

Section 5 Representations and Warranties of Pledgors and Party C

As of the execution of this Agreement, Pledgors and Party C hereby jointly and respectively represent and warrant to Pledgee that:

5.1	Pledgors are the sole legal and beneficial owner of the Equity Interest.

5.2	Pledgee shall have the right to dispose of and transfer the Equity Interest in accordance with the provisions set forth in this Agreement.

5.3	Except for the Pledge and the Transaction Documents, Each Pledgor has not placed any security interest or other encumbrance on the Equity Interest.

5.4	Pledgors and Party C have obtained any and all approvals and consents from applicable government authorities and third parties (if required) for execution, delivery and performance of this Agreement.

5.5

The execution, delivery and performance of this Agreement will not: (i) violate any relevant PRC laws; (ii) conflict with Party C’s Sections of association or other constitutional documents; (iii) result in any breach of or constitute any default under any contract or instrument to which it is a party or by which it is otherwise bound; (iv) result in any violation of any related condition for the grant and/or maintenance of any permit or approval granted to any Party; or (v) cause any permit or approval granted to any Party to be suspended, cancelled or attached with additional conditions.

Section 6 Covenants of Pledgors and Party C

6.1	During the term of this Agreement, Pledgors and Party C hereby jointly and respectively covenant to the Pledgee:

6.1.1

Pledgors shall not transfer the Equity Interest, place or permit the existence of any security interest or other encumbrance on the Equity Interest or any portion thereof, without the prior written consent of Pledgee, except for the performance of the Transaction Documents;

6.1.2

Pledgors and Party C shall comply with the provisions of all laws and regulations related to the pledge of rights, and within ten (10) days of receipt of any notice, order or recommendation issued or prepared by relevant competent authorities regarding the Pledge, shall present the aforementioned notice, order or recommendation to Pledgee, and shall comply with the aforementioned notice, order or recommendation or submit objections and representations with respect to the aforementioned matters upon Pledgee’s reasonable request or upon consent of Pledgee;

6.1.3

Pledgors and Party C shall promptly notify Pledgee of any event or notice received by Pledgors that may cause any impact on the Equity Interest or any portion thereof, as well as any event or notice received by Pledgors that may have an impact on any guarantees and other obligations of Pledgors arising out of this Agreement.

6.1.4	To maintain the validity of this Agreement, Party C shall complete the registration for the extension of its operation term within three (3) months prior to the expiration of its operation term.

6.2

Pledgors agree that the rights acquired by Pledgee in accordance with this Agreement with respect to the Pledge shall not be interrupted or harmed by Pledgors or any heirs or representatives of such Pledgors or any other persons through any legal proceedings.

6.3

To protect or perfect the security interest granted by this Agreement for fulfillment of Contract Obligations and repayment of Secured Indebtedness, Pledgors hereby undertake to execute in good faith and to cause other parties who have an interest in the Pledge to execute all certificates, agreements, deeds and/or covenants required by Pledgee. Pledgors also undertake to perform and to cause other parties who have an interest in the Pledge to perform actions required by Pledgee, to facilitate the exercise by Pledgee of its rights and authority granted thereto by this Agreement, and to enter into all relevant documents regarding ownership of Equity Interest with Pledgee or designee(s) of Pledgee (natural persons/legal persons). Pledgors undertake to provide Pledgee within a reasonable time with all notices, orders and decisions regarding the Pledge that are required by Pledgee.

6.4

Pledgors hereby undertake to comply with and perform all guarantees, promises, agreements, representations and conditions under this Agreement. In the event of failure or partial performance of its guarantees, promises, agreements, representations and conditions, Pledgors shall indemnify Pledgee for all losses resulting therefrom.

Section 7 Event of Default

7.1	The following circumstances shall be deemed Event of Default:

7.1.1	Pledgors’ any breach to any obligations under the Transaction Documents and/or this Agreement.

7.1.2	Party C’s any breach to any obligations under the Transaction Documents and/or this Agreement.

7.2

Upon notice or discovery of the occurrence of any circumstances or event that may lead to the aforementioned circumstances described in Section 7.1, Pledgors and Party C shall immediately notify Pledgee in writing accordingly.

7.3

Unless an Event of Default set forth in this Section 7.1 has been successfully resolved to Pledgee’s satisfaction within twenty (20) days after the Pledgee and/or Party C delivers a notice to the Pledgors requesting rectification of such Event of Default, Pledgee may issue a Notice of Default to Pledgors in writing at any time thereafter, demanding the exercise of Pledge in accordance with the provisions of Section 8 of this Agreement.

Section 8 Exercise of Pledge

8.1	Pledgee shall issue a Notice of Default to Pledgors when exercising the Pledge.

8.2

Subject to the provisions of Section 7.3, Pledgee may exercise the right to enforce the Pledge at any time after the issuance of the Notice of Default. Once Pledgee elects to enforce the Pledge, Pledgors shall cease to be entitled to any rights or interests associated with the Equity Interest.

8.3

After Pledgee issues a Notice of Default to Pledgors in accordance with Section 8.1, Pledgee may exercise any remedy measure under applicable PRC laws, the Transaction Documents and this Agreement, including but not limited to being paid in priority with the Equity Interest based on the monetary valuation that such Equity Interest is converted into or from the proceeds from auction or sale of the Equity Interest. The Pledgee shall not be liable for any loss incurred by its duly exercise of such rights and powers.

8.4

The proceeds from exercise of the Pledge by Pledgee shall be used to pay for tax and expenses incurred as result of disposing the Equity Interest and to perform Contract Obligations and pay the Secured Indebtedness to the Pledgee prior and in preference to any other payment. After the payment of the aforementioned amounts, the remaining balance shall be returned to Pledgors or any other person who have rights to such balance under applicable laws or be deposited to the local notary public office where such Pledgor resides, with all expense incurred being borne by such Pledgor. To the extent permitted under applicable PRC laws, Pledgors shall unconditionally donate the aforementioned proceeds to Pledgee or any other person designated by Pledgee.

8.5

Pledgee may exercise any remedy measure available simultaneously or in any order. Pledgee may exercise the right to being paid in priority with the Equity Interest based on the monetary valuation that such Equity Interest is converted into or from the proceeds from auction or sale of the Equity Interest under this Agreement, without exercising any other remedy measure first.

8.6	Pledgee is entitled to designate an attorney or other representatives to exercise the Pledge on its behalf, and Pledgors or Party C shall not raise any objection to such exercise.

8.7

When Pledgee disposes of the Pledge in accordance with this Agreement, Pledgors and Party C shall provide necessary assistance to enable Pledgee to enforce the Pledge in accordance with this Agreement.

8.8	Any expenses incurred by the Pledgee in disposing of the Pledge in accordance with this Agreement (including appointing its lawyers or other agents to exercise its pledge) shall be borne by Party C.

Section 9 Breach of Agreement

9.1

If Pledgors or Party C conducts any material breach of any term of this Agreement, Pledgee shall have right to terminate this Agreement and/or require Pledgors or Party C to indemnify all damages; this Section 9 shall not prejudice any other rights of Pledgee herein;

9.2	Pledgors and Party C shall not have any right to terminate this Agreement in any event unless otherwise required by the applicable laws.

Section 10 Assignment

10.1	Without Pledgee’s prior written consent, Pledgors and Party C shall not have the right to donate or assign their rights and obligations under this Agreement.

10.2	This Agreement shall be binding on Pledgors and his/her heirs and permitted assigns, and shall be valid with respect to Pledgee and each of his/her heirs and assigns.

10.3

At any time, Pledgee may assign any and all of its rights and obligations under the Transaction Documents and under this Agreement to its designee(s), in which case the designee shall have the rights and obligations of Pledgee under the Transaction Documents and this Agreement, as if it were the original party to the Transaction Documents and this Agreement.

10.4

In the event of a change in Pledgee due to an assignment, Pledgors and/or Party C shall, at the request of Pledgee, execute a new pledge agreement with the new pledgee on the same terms and conditions as this Agreement, and register the same with the relevant AMR.

10.5

Pledgors and Party C shall strictly abide by the provisions of this Agreement and other contracts jointly or separately executed by the Parties hereto or any of them, including the Transaction Documents, perform the obligations hereunder and thereunder, and refrain from any action/omission that may affect the effectiveness and enforceability thereof. Any remaining rights of Pledgors with respect to the Equity Interest pledged hereunder shall not be exercised by any Pledgors except in accordance with the written instructions of Pledgee.

Section 11 Termination

11.1

This Agreement shall be terminated upon the fulfillment of all Contract Obligations and the full repayment of all Secured Indebtedness. Upon the fulfillment of all Contract Obligations and the full repayment of all Secured Indebtedness by Pledgors and Party C, Pledgee shall release the Pledge under this Agreement upon Pledgors’ request as soon as reasonably practicable and shall assist Pledgors to de-register the Pledge from the shareholders’ register of Party C and cancel the registration of Pledge with relevant AMR.

11.2	The provisions under Sections 9, 13, 14 and 11.2 herein of this Agreement shall survive the expiration or termination of this Agreement.

Section 12 Handling Fees and Other Expenses

All fees and out of pocket expenses relating to this Agreement, including but not limited to legal costs, costs of production, stamp tax and any other taxes and fees, shall be borne by Party C.

Section 13 Confidentiality

The Parties acknowledge that the existence and the terms of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance this Agreement are regarded as confidential information. Each Party shall maintain the confidentiality of all such confidential information, and without obtaining the written consent of the other Party, it shall not disclose any relevant confidential information to any third parties, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s unauthorized disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by any Party to its shareholders, directors, employees, legal counsels or financial advisors regarding the transaction contemplated hereunder, provided that such shareholders, directors, employees, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section. Disclosure of any confidential information by the shareholders, director, employees of or agencies engaged by any Party shall be deemed disclosure of such confidential information by such Party and such Party shall be held liable for breach of this Agreement.

Section 14 Governing Law and Resolution of Disputes

14.1	The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of the PRC.

14.2

In the event of occurrence of any dispute arising from or with respect to the interpretation and performance of this Agreement, the Parties shall first resolve the dispute through friendly negotiations. Where the dispute is not solved within 30 days after delivery of request for friendly negotiation by any Party to other Parties, either Party may submit the relevant dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules. The place of arbitration shall be Beijing. The arbitration tribunal shall be consisted of three (3) arbitrators appointed according to abovementioned arbitration rules, one (1) arbitrator shall be appointed by the claimant, one (1) arbitrator shall be appointed by the respondent, and the third arbitrator shall be appointed by the negotiated designation of the first two arbitrators. The arbitration award shall be final and binding on the Parties.

14.3

Where appropriate, the arbitration tribunal or arbitrators may, in accordance with this Section 14 and/or applicable PRC law, rule on remedies in respect of Party C’s equity or assets or the assets of the Pledgors, including restrictions on business operations, restrictions or prohibitions on transfers or selling equity or assets or proposing to liquidate Party C. In addition, during the formation of the arbitration tribunal, the Pledgee has the right to grant interim relief to any court of competent jurisdiction (including the courts of PRC, Hong Kong and the Cayman Islands).

14.4

During the process of arbitration regarding any dispute arising from or with respect to the interpretation and performance of this Agreement or any other dispute, the Parties shall continue to exercise their respective rights under this Agreement and perform their respective obligations under this Agreement except for the matters under dispute.

Section 15 Notices

15.1

All notices and other communications required or permitted to be given pursuant to this Agreement shall be delivered personally or sent by registered mail, postage prepaid, by a commercial courier service or by facsimile transmission to the address of such party below. A confirmation copy of each notice shall also be sent by E-mail. The dates on which notices shall be deemed to have been effectively given shall be determined as follows:

15.1.1	Notices given by personal delivery, courier service, registered mail or prepaid postage shall be deemed effectively given on the date of receipt or refusal at the address set forth below.

15.1.2

Notices given by facsimile transmission shall be deemed effectively given on the date of successful transmission to the Fax no. set forth below (as evidenced by an automatically generated confirmation of transmission).

15.1.3

Notice given by e-mail shall be deemed effectively given on the date of successful delivery if the sending party receive a system massage indicating the delivery was successful or do not receive a system massage indication the e-mail has not been delivered or has been returned within 24 hours. However, if the e-mail is delivered later than 5:00 pm or on a non-business day at the place of delivery, the next business day of the date shown on the date record shall be the date of successful delivery.

15.2	For the purpose of notices, the addresses of the Parties are as follows:

Party A: Beijing Absolute Health Co., Ltd.

Address: 201, 2nd Floor, Tower C, No. 2, Lize 2nd Middle Park, Chaoyang District, Beijing

Attn: SONG Nan

Telephone: 13601193404

Email: songnan@shuidi-inc.com

If to Party B and Party C:

Address: 231 South, No. 2202 B, 2nd Floor, Building No. 1, No. 208, Lize 1st Middle Park, Chaoyang District, Beijing

Attn: XING Liang

Telephone: 18513505608

Email: xingliang@shuidi-inc.com

15.3	Any Party may at any time change its address for notices by a notice delivered to the other Parties in accordance with the terms of this Section.

Section 16 Severability

In the event that one or several of the provisions of this Contract are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Contract shall not be affected or compromised in any respect. The Parties shall strive in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law and the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

Section 17 Effectiveness

17.1	This Agreement shall become effective upon execution by the Parties

17.2

Any amendments, supplements and changes to this Agreement shall be in writing and shall become effective upon completion of the governmental filing procedures (if applicable) after the affixation of the signatures or seals of the Parties.

Section 18 Language and Counterparts

This Agreement is written in Chinese in five copies. The Pledgors, the Pledgee and Party C shall hold one copy respectively and the other copy shall be used for registration.

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IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Equity Interest Pledge Agreement as of the date first above written.

Party A: Beijing Absolute Health Co., Ltd. (seal)

Authorized Representative: /s / SHEN Peng

(Company seal: /s/ Beijing Absolute Health Co., Ltd.)

Party B: /s/ SUN Xiaolei

Party B: /s/ LIU Nian

Party C: Beijing Guangmu Weichen Technology Co., Ltd. (seal)

Authorized Representative:    /s/ SUN Xiaolei

(Company seal: /s/ Beijing Guangmu Weichen Technology Co., Ltd.)

Signature Page to Equity Interest Pledge Agreement

Annex I

Party C’s Ownership Structure

Name of Shareholder	Subscribed Registered Capital (RMB)	Shareholding Percentage
SUN Xiaolei	990,000.00	99%
LIU Nian	10,000.000	1%

Total	1,000,000.00	100%

Annex I to Equity Interest Pledge Agreement